Exhibit 99.2

PRESS RELEASE

Iraq: Agreement between Iraq and TotalEnergies

Paris, April 5, 2023 – While confirming all the terms of the Development & Production Contract signed in 2021, TotalEnergies and the Iraqi Government have, through exchanges in the past months, including in 4 occasions between Prime Minister Al-Sudani and Chairman & CEO Patrick Pouyanné, jointly defined the necessary conditions and mutual insurances to move forward with the Gas Growth Integrated Project (GGIP).

The Iraqi Government and TotalEnergies have agreed on a 30% stake for the Basrah Oil Company (BOC) in the GGIP. Furthermore, in agreement with the Iraqi Government, TotalEnergies has invited QatarEnergy to take a 25% stake in the GGIP.

The consortium will thus be composed of TotalEnergies (45%), Basrah Oil Company (30%) and QatarEnergy (25%).

TotalEnergies welcomes the continuity of the voice of the State of Iraq on this Development & Production Contract, which is a strong and positive signal for foreign investment in the country.

Signed in September 2021, the GGIP has for main purpose to enhance the development of Iraq’s natural resources to improve the country’s electricity supply.

According to these agreements, TotalEnergies and its partners will invest approximately $10 billion (100% share):

▪	to recover flared gas on three oil fields in order to supply gas to power generation plants,
▪	to build a seawater treatment plant in order to provide water injection for pressure maintenance to increase regional oil production, as an alternative to the use of fresh water from rivers and aquifers.

Furthermore, TotalEnergies will develop a 1 GW solar power plant to supply electricity to the Basrah regional grid. In agreement with Iraqi authorities, TotalEnergies will invite the Saudi company ACWA Power to join this solar project.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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